SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LAM RESEARCH CORPORATION
(Name of Subject Company (Issuer) and Filing Person (offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
512807108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

George M. Schisler, Jr.
Vice President, General Counsel and Secretary
Lam Research Corporation
4650 Cushing Parkway
Fremont, CA 94538
(510) 572-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
Copy to:
Mark Weeks, Esq.
Richard A. Grimm, Esq.
Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025
(650) 324-7000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$28,186,619.04	$1,107.73

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $28,186,619.04 calculated based on the average of the high and low prices of the Company’s common stock as reported on The NASDAQ Global Select Market on March 31, 2008.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,107.73
Form or Registration No.:	005-35859
Filing party:	Lam Research Corporation
Date filed:	April 3, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an offer (the “Offer”) by Lam Research Corporation, a Delaware corporation, to amend certain outstanding options as set forth under the Offer to Amend Certain Outstanding Options, dated April 3, 2008 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.
     The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend and related documents.
     The information in the Offer to Amend is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent provided herein.
ITEM 2. SUBJECT COMPANY INFORMATION.
Item 2(b) of the Schedule TO is hereby amended and restated as follows:

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of April 16, 2008, Eligible Options to purchase up to a total of 704,147 shares of the Company’s common stock were outstanding. The information set forth in the Offer to Amend on the introductory pages and under the heading “Summary Term Sheet and Questions and Answers” and under the heading “The Offer” is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4(b) of the Schedule TO is hereby amended and restated as follows:

(b)	Purchases.

None of the members of the Company’s Board of Directors or its officers are eligible to participate in the Offer. The information set forth in the Offer to Amend under the heading “The Offer — Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.
ITEM 11. ADDITIONAL INFORMATION.
1.	The third paragraph of the cover of the Offer to Amend is hereby amended and restated as follows:
     Individuals who: (1) are subject to U.S. taxation, (2) hold Eligible Options that remain outstanding on the expiration date of this Offer, (3) are employees of the Company on such expiration date and (4) are not an officer or a member of the Board of Directors of the Company are defined as “Eligible Option holders” for the purposes of this Offer.
2.	The sixth bulleted item in the answer to Question 1, “What is the Offer?” in the section entitled “Summary Term Sheet and Questions and Answers” in the Offer to Amend is hereby amended and restated as follows:
•	“Eligible Option holders” refers to all individuals who (1) are subject to U.S. taxation, (2) hold Eligible Options that remain outstanding on the expiration date of this Offer, (3) are employees of the Company on such expiration date and (4) are not officers or members of the Board of Directors of the Company.
3.	The paragraph representing the answer to Question 3, “Who is eligible to participate in the Offer?” in the section entitled “Summary Term Sheet and Questions and Answers” in the Offer to Amend is hereby amended and restated as follows:

     You may participate in this Offer if you (1) are subject to U.S. taxation, (2) hold Eligible Options, if such options remain outstanding on the expiration date, (3) are an employee of the Company on the expiration date and (4) are not an officer or a member of the Board of Directors of the Company. (See Section 1, “Eligibility”)
4.	The paragraph under the subheading “Eligible Option Holders” in Section 1, “Eligibility,” of the Offer to Amend is hereby amended and restated as follows:
     Based on our records, you are currently an Eligible Option holder. An Eligible Option holder is an individual who (1) is subject to U.S. taxation, (2) holds Eligible Options, if such options remain outstanding on the expiration date, (3) is an employee of the Company on the expiration date and (4) is not an officer or a member of the Board of Directors of the Company.
5.	Subsection (a) of Section 8, “Conditions to the Offer,” of the Offer to Amend is hereby amended and restated as follows:

(a)	there shall have been instituted or be pending any action, proceeding or litigation that directly or indirectly challenges the making of the Offer, amending of some or all of the Eligible Options pursuant to the Offer or making the cash payments, or otherwise relates in any manner to the Offer or that, in our judgment, could materially and adversely affect our business, condition (financial or other), operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;
6.	Subsection (b) of Section 8, “Conditions to the Offer,” of the Offer to Amend is hereby amended and restated as follows:

(b)	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been enacted, enforced or deemed applicable to the Offer, any of which might restrain, prohibit or delay completion of the Offer or impair the contemplated benefits of the Offer to us or materially and adversely affect our business, condition (financial or other), operating results, operations or prospects;
7.	Subsection (e) of Section 8, “Conditions to the Offer,” of the Offer to Amend is hereby amended and restated as follows:

(e)	a tender offer, other than this Offer by us, for some or all of our outstanding shares of common stock, or a merger, acquisition or other business combination proposal involving us, shall have been announced or made by another person or entity or shall have been publicly disclosed or we shall have learned that:
•	any person, entity or group has purchased all or substantially all of our assets,

•	any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the Offer,

•	any such person, entity or group which had publicly disclosed such ownership prior to the commencement of the Offer shall acquire additional common stock constituting more than 1% of our outstanding shares,

•	any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our sole judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for amendment of eligible options, or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino

Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries;

8.	The final paragraph of Section 8, “Conditions to the Offer,” of the Offer to Amend is hereby amended and restated as follows:
     The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date of this Offer. Any determination we make concerning the events described in this Section 8, will be subject to a final and binding determination made by a court of competent jurisdiction. Nothing in this Section 8 shall preclude you from challenging any determination we make concerning the conditions described in this Section 8 in a court of competent jurisdiction.
9.	The second paragraph under the subheading “Consideration” in Section 10, “Source and amount of consideration; terms of amended Eligible Options,” of the Offer to Amend is hereby amended and restated as follows:
     Assuming we receive and accept elections from Eligible Option holders of all Eligible Options under this Offer, we will amend Eligible Options to purchase a total of approximately 704,147 shares of our common stock, or approximately 0.56% of the total shares of our common stock outstanding as of March 30, 2008, and we will make cash payments in an aggregate amount of approximately $2,293,358 with respect to such amended options.
10.	The table under the subheading “Financial Information” in Section 11, “Information concerning Lam Research,” of the Offer to Amend is hereby amended and restated as follows:

	13 Weeks Ended	13 Weeks Ended	26 Weeks Ended	26 Weeks Ended	Fiscal Year Ended
(in thousands, except share and per share amounts)	December 23, 2007	December 24, 2006	December 23, 2007	December 24, 2006	June 24, 2007	June 25, 2006
					(52 weeks)(1)	(52 weeks)(1)
Consolidated Statement of Operations Data:
Total revenue	$610,320	$633,400	$1,294,941	$1,237,787	$2,566,576	$1,642,171
Gross margin	307,661	322,916	651,548	636,080	1,305,054	827,012
Operating income	161,334	194,505	359,220	389,338	778,660	404,768
Income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	115,059	167,326	263,647	350,844	685,816	335,210

Net income	115,059	167,326	263,647	350,844	685,816	335,210
Income from continuing operations before extraordinary items and cumulative effect of a change in accounting principle per share:
Basic	$0.92	$1.18	$2.12	$2.47	$4.94	$2.42
Diluted	$0.91	$1.15	$2.08	$2.42	$4.85	$2.33
Net income per share:
Basic	$0.92	$1.18	$2.12	$2.47	$4.94	$2.42
Diluted	$0.91	$1.15	$2.08	$2.42	$4.85	$2.33

	December 23, 2007	June 24, 2007	June 25, 2006
Consolidated Balance Sheet Data :
Total current assets	$1,676,192	$1,416,361	$1,706,369
Total noncurrent assets	771,972	685,244	621,013
Total current liabilities	569,493	672,798	567,649
Total noncurrent liabilities	329,580	252,487	350,969

(1)	The Company follows a 52/53-week fiscal reporting calendar and its fiscal year ends on the last Sunday of June each year.
11.	The paragraph under Section 12, “Interests of directors and officers; transactions and arrangements concerning the options,” of the Offer to Amend is hereby amended and restated as follows:
     A list of the current members of our Board of Directors and executive officers is attached as Schedule A to this Offer to Amend. As of March 30, 2008, our executive officers and directors as a group beneficially owned outstanding options under the Plan to purchase a total of 46,321 shares of our common stock, which represented approximately 2.0% of the shares of our common stock subject to all options outstanding under the Plan as of that date. Schedule A also includes information for each of the directors and executive officers with respect to their beneficial ownership of outstanding stock options. None of the members of the Company’s Board of Directors or its officers are eligible to participate in the Offer. Neither we, nor any of our directors or executive officers, nor any affiliates of ours, were engaged in transactions involving options to purchase our common stock under the Plan during the 60 days before and including the commencement of this Offer.
12.	The paragraph under the subheading “Beneficial Ownership of Directors and Executive Officers under the Company’s Amended and restated 1999 Stock Option Plan” in Schedule A of the Offer to Amend is hereby amended and restated as follows:
     The table below sets forth the beneficial ownership of each of our directors and executive officers of options under the Company’s Amended and restated 1999 Stock Option Plan (the “Plan”) outstanding as of March 30, 2008. The percentages in the table below are based on the total number of outstanding options (i.e., whether or not eligible for amendment) to purchase shares of our common stock under the Plan, which was 2,309,690 options as of March 30, 2008. None of the members of the Company’s Board of Directors or its officers are eligible to participate in the Offer.
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is amended to add the following exhibits:

Exhibit
Number	Description
(a)(1)(A)	Offer to Amend Certain Outstanding Options, as amended and restated April 16, 2008

(a)(1)(J)	Screenshot of Agreement to Terms of Election (screenshots 1-4), as amended and restated on April 16, 2008

(a)(1)(Y)	Form of Email — Announcement Regarding Amendment of Lam Tender Offer

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Lam Research Corporation

By:	/s/ George M. Schisler Jr.

George M. Schisler, Jr., Vice President, General Counsel and Secretary

Date:	April 16, 2008

INDEX OF EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Amend Certain Outstanding Options, as amended and restated on April 16, 2008

(a)(1)(B)*	Email to Employees dated April 1, 2008 re Your Stock Options — Important Information

(a)(1)(C)**	Employee Presentation Materials

(a)(1)(D)**	Audio Transcript of Employee Presentation

(a)(1)(E)**	Form of Email Announcement of Offer to Amend, dated April 3, 2008

(a)(1)(F)**	Screenshot of Login Page to Offer website at https://lamrc.equitybenefits.com/

(a)(1)(G)**	Screenshot of Welcome Page to Offer website at https://lamrc.equitybenefits.com/ (screenshots 1-4)

(a)(1)(H)**	Screenshot of Electronic Election Form (screenshots 1-2)

(a)(1)(I)**	Screenshot of Election Review

(a)(1)(J)	Screenshot of Agreement to Terms of Election (screenshots 1-4), as amended and restated on April 16, 2008

(a)(1)(K)**	Screenshot of Print Confirmation -Accept Offer (screenshots 1-2)

(a)(1)(L)**	Screenshot of Print Confirmation-Decline Offer (screenshots 1-2)

(a)(1)(M)**	Screenshot of Election Information

(a)(1)(N)**	Screenshot of Contact Information

(a)(1)(O)**	Instructions to Electronic Election Form

(a)(1)(P)**	Form of Acknowledgement of Receipt of Election Form (Participants)

(a)(1)(Q)**	Form of Acknowledgement of Receipt of Election Form (Non-Participants)

(a)(1)(R)**	Form of Email — Reminder Email — Complete your Election

(a)(1)(S)**	Form of Email — Reminder Regarding the Expiration of the Lam Tender Offer

(a)(1)(T)**	Form of Paper Election Form

(a)(1)(U)**	Form of Promise to Make Cash Payment

(a)(1)(V)**	Form of Amendment to Stock Option Agreement

(a)(1)(W)**	Form of Confirmation of Final Election (Post-Expiration Date for Offer Participants)

(a)(1)(X)**	Form of Confirmation of Final Election (Post-Expiration Date for Offer Non-Participants)

(a)(1)(Y)	Form of Email — Announcement Regarding Amendment of Lam Tender Offer

(d)(1)(A)	Lam Research Corporation Amended and restated 1999 Stock Option Plan is incorporated herein by reference from the Company’s Registration Statement on Form S-8 (No. 33-127936) filed with the Securities and Exchange Commission on August 28, 2005

*	Previously filed on Schedule TO-C on April 1, 2008

**	Previously filed on Schedule TO-I on April 3, 2008